Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders
on March 21, 2025 at 10:00 a.m. Singapore Time (March 20, 2025 at 10:00 p.m. Eastern Time)

The undersigned hereby appoints Bin Xue as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of WEBUY GLOBAL LTD which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1 and 2.

Item 1

By an ordinary resolution, to approve:

(A)  a share consolidation of the Company’s issued and unissued class A ordinary shares of par value US$0.0000154 each in the Company (the “Class A Ordinary Shares”) and the Company’s issued and unissued class B ordinary shares of par value US$0.0000154 each in the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) be approved at a ratio of one (1)-for-three (3), with immediate effect upon the passing of these resolutions (the “Share Consolidation”) so that following the Share Consolidation, the authorized share capital of the Company will be changed from US$100,100 divided into 6,500,000,000 ordinary shares of a par value of US$0.0000154 each comprising (a) 6,498,750,000 class A ordinary shares of a par value of US$0.0000154 each and (b) 1,250,000 class B ordinary shares of a par value of US$0.0000154 each, to US$100,100 divided into 2,166,666,666.6̅6̅6 ordinary shares of a par value of US$0.0000462 each comprising (a) 2,166,250,000 class A ordinary shares of a par value of US$0.0000462 each and (b) 416,666.6̅6̅6 class B ordinary shares of a par value of US$0.0000462 each;

(B)  immediately following the Share Consolidation becoming effective, the authorized but unissued share capital of the Company be diminished by US$0.0000308 by the cancellation of the 0.6̅6̅6 authorized but unissued class B ordinary shares with par value of US$0.0000462 each in the capital of the Company (the “Diminution”, together with the Share Consolidation, the “Change of Share Capital”) such that immediately following the Diminution, the authorized share capital of the Company will be US$100,099.9999692 divided into 2,166,666,666 ordinary shares of a par value of US$0.0000462 each comprising (a) 2,166,250,000 class A ordinary shares of a par value of US$0.0000462 each and (b) 416,666 class B ordinary shares of a par value of US$0.0000462 each; and

(C)  in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the board of directors (the “Board”) of the Company in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, and the Board be and is hereby authorized to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Change of Share Capital, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Change of Share Capital.

☐ For	☐ Against	☐ Abstain

Item 2	By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Meeting, or any adjournment or postponement thereof.

This Proxy is solicited on behalf of the management of WEBUY GLOBAL LTD. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: , 2025

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.